Plush Corporation

Suite 80 - 1930 Village Center Circle

Las Vegas, Nevada 89134

Tel: (702) 831-6550

Email: info@myplushonline.com

February 29, 2016

Mr. Ronald E. Alper

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Plush Corporation

Registration Statement on Form S-1

Filed January 29, 2016

File No. 333-209166

Dear Mr. Ronald E. Alper:

 In response to the staff's comment letter dated February 24, 2016 we submit this letter on behalf of Plush Corporation, a Nevada corporation (the "company").

 Amendment No. 1 to the company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") on February 29, 2016.

 The staff's comments are below in this letter, and the company's responses to the staff's comments follow each staff comment. References to page numbers are made to the Amendment No. 1 to the Form S-1 filed with the Securities Exchange Commission on February 29, 2016.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response: The company confirms that we have not, nor has anyone on our behalf made any written communications to potential investors, as defined in Rule 405 under the Securities Act.

Risk Factors, page 7

Because our principal assets…, page 10

2. In an appropriate location in the registration statement, please disclose where Numan Ijaz and Alexander Bains live.

Our response: We have disclosed in the S-1 Amendment No.1 on page 10 and page 20 where our officers and directors Numan Ijaz and Alexander Bains currently live.

3. In an appropriate location in the registration statement, please disclose where your assets are located.

Our response: We have disclosed in the S-1 Amendment No.1 on page 10 and page 20 where our assets are currently located.

4. As you are incorporated in Nevada, please revise to explain in more detail how “it may be difficult for any investor to enforce any right based on United States Federal Securities Laws against us and/or them, or to enforce a judgment rendered by a United States court against us or them.”

Our response: We have revised the disclosure by removing the risk factor on page 10 and adding a new risk factor in its place on page 10. Below is the new risk factor inserted in its place in the S-1 Amendment No.1 on page 10 of the registration statement.

"Our principal assets are located outside of the United States and Numan Ijaz and Alexander Bains our officers and directors, reside outside of the United States.

Our principal operations and assets are located outside of the United States, and are currently located in Canada and Numan Ijaz and Alexander Bains, our officers and directors are also non-residents of the United States and are currently residents of Canada".

You will incur immediate and substantial dilution …, page 13

5. Please revise to indicate the amount of dilution investors will incur at the 25%, 50%, 75% and 100% of potential sales levels.

Our response: We have revised the disclosure on page 13 of the S-1 Amendment No.1 with the following.

"The amount of dilution investors will incur will be $0.009 per share if 25% of the shares sold, $0.008 per share if 50% of the shares sold, $0.007 per share if 75% of the shares sold and $0.006 per share if 100% of the shares sold".

Description of Business, page 19

Our Products and Products Description, page 20

6. Please revise to disclose whether and how you will acquire or manufacture the products you intend to sell.

Our response: We have added the following disclosure on page 20 in the S-1 Amendment No.1.

"We plan on purchasing raw products from factories and wholesalers locally or from China. Once we have our raw product purchased or delivered we plan on getting them designed, manufactured and assembled locally. We currently do not have any contract or agreement in place with any factories and wholesalers locally or from China. We also do not have any contract or agreement in place with any designers, manufacturers, or assemblers who will complete and finalize our products before we can display them on our website to sell. We plan on contacting factories, wholesalers, designers, manufacturers and assemblers after completion of our offering if maximum number of shares are sold".

Directors, Executive Officers, Promoters and Control Persons, page 28

7. Please revise the biography of Numan Ijaz to clarify the nature of the business consulting and private contractor work performed during the past five years. If material, include information about Mr. Ijaz’s particular areas of expertise or other relevant qualifications.

Our response: We have revised the biography of Numan Ijaz on page 28 in the S-1 Amendment No.1.

Significant employees and consultants, page 28

8. We note the disclosure “[w]e currently have no employees….our officers and directors are non-employee officers that handle the company’s day-to-day operations.” Please revise to clarify why your officers are not employees.

Our response: We have revised the disclosures to state that both of our officers and directors are employees of the company on page 22 and page 28 in the S-1 Amendment No.1.

Certain Relationships and Related Transactions, page 31

9. Please identify any promoters. See Item 404(c)(1) of Regulation S-K.

Our response: The company confirms that we do not have any promoters.

Please direct any further comments or questions you may have to the company at  info@myplushonline.com

Sincerely,

/S/ Numan Ijaz

Numan Ijaz, President

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